Exhibit 99.1

SANDSTORM GOLD ANNOUNCES AGREEMENT TO ACQUIRE 56 ROYALTIES FOR US$22 MILLION

Vancouver, British Columbia — January 19, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that it has agreed to acquire 56 royalties (the “Royalty Package”) from Teck Resources Limited and its affiliates (collectively, “Teck”) for total consideration of US$22 million (C$32 million), payable in US$1.4 million (C$2 million) in cash and US$20.6 million (C$30 million) in common shares of the Company (the “Common Shares”) (the “Transaction”). Certain royalties in the Royalty Package are subject to rights of first offer and first refusal as well as the requirement for various transfer consents and as a result, the Transaction will have a number of closing dates, with today being the first such closing date.

As consideration for the royalties, Sandstorm has issued a total of 8,365,863 Common Shares priced at C$3.57 per share, the price of the Common Shares being based on the ten (10) day volume weighted average price of the Company’s Common Shares traded on the Toronto Stock Exchange. A portion of the Common Shares will be held in escrow to be released on subsequent closing dates.

— TRANSACTION HIGHLIGHTS

•	Asset Diversification: Royalty Package consists of assets in North America (33), Asia (11), South America (9) and Europe (3) and includes producing assets (4), development- stage projects (9), advanced exploration-stage projects (8) and exploration-stage properties (35);

•	Immediate Cash Flow and Significant Cash Flow Growth Potential: Estimated cash flow in 2016 of US$1.5 million to US$2.0 million, growing to US$10 million to US$15 million in cash flow per year;

•	Strong Counterparties: Royalty counterparties include Barrick Gold Corporation, Glencore plc (“Glencore”), KGHM Polska Miedz SA, Newmont Mining Corporation (“Newmont”), Kinross Gold Corporation (“Kinross”), Centerra Gold Inc. (“Centerra”), New Gold Inc. and Imperial Metals Corporation;

•	Long-Term Optionality: Over two dozen royalties on exploration-stage properties, several of which are undergoing active exploration programs.

— Royalty Portfolio: KEY ASSETS

The Royalty Portfolio includes the following key assets:

•

a 2.0% net smelter returns (“NSR”) royalty on the high-grade, advanced exploration-stage Hot Maden project located in Turkey, owned by Mariana Resources Ltd. (“Mariana”). Lidya Madencilik Sanayi ve Ticaret A.S. has an option to earn-in up to 70% in Hot Maden from Mariana;

•	a 2.0% NSR royalty on the development-stage Hackett River project in Nunavut, Canada owned by Glencore plc;

•	a 1.75% NSR royalty, on 60% of production subject to a US$40 million cap, on the development-stage Lobo-Marte project in Chile owned by Kinross Gold Corporation;

•	a 2.0% NSR royalty on the development-stage Burhaniye project in Turkey owned by Tumad Madencilik Sanayi ve Ticaret A.S. The Burhaniye royalty begins paying after 300,000 ounces have been produced;

•	a 5.0% NSR royalty on copper, and a 2.5% NSR royalty on all other metals produced, on a portion of the producing Copper Mountain project in British Columbia, Canada owned by Copper Mountain Mining Corporation;

•	a US$10/ounce production royalty, subject to a maximum ounce cap, on the development-stage Ağı Dağı/Kirazli projects in Turkey owned by Alamos Gold Inc. and payable by Newmont; and

•	a 0.5%-1.5% NSR royalty, based on cumulative production, on the development stage Öksüt project in Turkey owned by Centerra Gold Inc. (“Centerra”). Centerra holds a right of first offer on the sale of the Öksüt royalty.

“The acquisition of this royalty package from Teck materially enhances Sandstorm’s existing portfolio while allowing the Company to maintain a strong balance sheet,” said Sandstorm’s President & CEO Nolan Watson. “We believe this deal enhances, on a per share basis, the Company’s production growth, cash flow growth, NAV, diversification and precious metal optionality. With over 130 streams and royalties now in our portfolio, we believe Sandstorm is well positioned for an exciting future.”

Hot Maden – 2.0% NSR

The Hot Maden gold-copper project is located approximately 20 kilometres (“km”) southeast of Artvin and 130 km northeast of Erzurum in north-eastern Turkey. A highly successful 2015 drill campaign led to the release, by Mr. Stewart Coasts from RungePincockMinarco, of a maiden mineral resource estimate for the high-grade mineralisation at Hot Maden as follows:

•	Indicated Resource – 2.0 million gold equivalent ounces; 4.7 million tonnes (“Mt”) at 10.0 grams per tonne (“g/t”) gold and 2.2% copper, for a gold equivalent grade of 13.4 g/t;

•	Inferred Resource – 1.0 million gold equivalent ounces; 3.7 Mt at 5.5 g/t gold and 1.8% copper, for a gold equivalent grade of 8.2 g/t.

High grade gold-copper mineralisation was first intersected at Hot Maden in the Phase I diamond drill program, which was completed in January 2015 and included the following key intercepts (not true widths):

•	DH HTD-04: 103.0 metres @ 9.0 g/t gold and 2.2% copper from 25.0 metres, including a significantly higher grade massive sulphide zone containing 33.4m @ 18.3 g/t gold and 3.3% copper from 79.8m downhole (February 2, 2015 NR, Mariana Resources Ltd., Eric Roth QP);

•	DH HTD-05: 82.0 metres @ 20.4 g/t gold and 1.9% copper from 147.0 metres downhole, including a bonanza 13.0 meters @ 88.0 g/t gold and 2.5% copper from 150.0 metres (February 12, 2015 NR, Mariana Resources Ltd., Eric Roth QP).

The immediate focus for exploration at Hot Maden is to continue with resource delineation drilling within, and around, the main mineralised zone. Future work will include geophysics and new target generation activities along an extended portion of the Hot Maden Fault Zone.

Hackett River – 2.0% NSR

The Hackett River property is located in Nunavut, Canada, approximately 480 km northeast of Yellowknife. Hackett River is a silver-rich volcanogenic massive sulphide project and is one of the largest undeveloped projects of its kind. The property is made up of four massive sulphide deposits that occur over a 6.6 km strike distance.

A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent Technical Report, completed in 2013, contained a mineral resource estimate prepared by Sabina Gold and Silver Corporation, with technical support from Xstrata Canada Corporation, now Glencore plc. The updated resource reported 25.0 million tonnes of indicated resources containing 4.2% zinc and 130.0 g/t silver plus 57.0 million tonnes of inferred resources with 3.0% zinc and 100.0 g/t silver.

Sandstorm’s 2.0% NSR royalty covers 7,141 hectares of the Hackett River property including the licenses where the mineral resources have been defined.

Lobo-Marte – 1.75% NSR (on 60% of production)

The Lobo-Marte project contains two potential open-pit gold resources located in the Maricunga Gold District of Chile. The resources are seven kilometers apart, and are located 60 km south of Kinross’s La Coipa mine, and 60 km north of Kinross’s Refugio mine, 100 kilometres east of Copiapó.

Kinross completed a prefeasibility study at Lobo-Marte that contemplated a heap-leach operation and submitted an environmental and social impact study to Chilean authorities. Kinross has since withdrawn its permit application due to changes in the plan of operations, project economics, and other factors. As a result of the permit withdrawal, much of the historic 7.0 million ounces of measured and indicated gold resources, contained in 185.4 Mt @ 1.2 g/t gold, were reclassified from historic mineral reserves. Future development and operations at Lobo-Marte will require the re-initiation of the permitting process.

Sandstorm holds a 1.75% net smelter return royalty on 60% of future production at Lobo-Marte, up to a maximum of US$40 million.

Copper Mountain – 5.0% NSR on copper, 2.5% NSR on other metals

The Copper Mountain mine is a large-scale, open pit copper-gold-silver mine, operated by Copper Mountain Mining Corporation. The mine is located 300 km east from the port of Vancouver, in southern British Columbia. Mining began in 2011 and with the recent addition of a secondary crusher to the project, the mine has been able to achieve production rates up to 40,000 tonnes per day from multiple open pits. During the full year 2014, Copper Mountain produced 81 million pounds of copper, 22,600 ounces of gold and 443,800 ounces of silver at an operating cost of $1.49/pound, net of by-products.

Sandstorm holds a 5.0% NSR on copper, and a 2.5% NSR on all other metals produced from the Alabama and Virginia pits, located to the north of the Copper Mountain Superpit. The copper royalty is a sliding scale royalty and is a 5.0% NSR at copper prices above US$1.20 per pound. Mining operations are active at the Virginia pit and Sandstorm expects to receive cash flow from this royalty in 2016.

Ağı Dağı/Kirazli – US$10/ounce

The Ağı Dağı and Kirazlı gold development projects are located in the Çanakkale Province of northwestern Turkey. A positive pre-feasibility study (PFS) was completed by Dr. Dennis Ferrigno, CAF & Associates, LLC et al. on Ağı Dağı and Kirazli in 2012 with both projects evaluated for a potential stand-alone open-pit, heap-leach operation. The PFS evaluated production for an average 99,000 ounces of gold per year over a 5 year mine life at Kirazli. The PFS at Ağı Dağı evaluated production for an average of 143,000 ounces of gold per year over a 7 year mine life. Initial production from Ağı Dağı is projected to commence approximately 18 months after first production at Kirazli.

Sandstorm holds a US$10/ounce production royalty payable by Newmont, subject to a maximum of 600,000 ounces from Ağı Dağı and a maximum of 250,000 from Kirazli.

Öksüt – 0.5%-1.5% NSR

The Öksüt property contains an epithermal precious metals resource, located on the Anatolian Plateau in south-central Turkey, near the city of Develi. The property is owned and operated by Centerra. In July 2015, Centerra completed a feasibility study which evaluated a conventional truck and shovel, open pit, heap leach mining operation. The property contains probable reserves of 26.1 Mt @ 1.4 g/t gold, containing 1.16 million ounces of gold. The Öksüt feasibility study evaluates a mine plan that incorporates two open pits that are operated over an eight year mine life. Centerra has received environmental permits and pending final permits proposes to begin construction in mid-2016 with heap leach processing to begin in the first quarter of 2017.

Sandstorm holds a 0.5% to 1.5% NSR royalty based on cumulative production at the mine. The 0.5% NSR royalty begins after 250,000 ounces have been produced at Öksüt. Centerra has a right of first offer on the sale of the Öksüt royalty.

— OTHER ROYALTIES

Below is a list of the other assets that make up the Royalty Package.

PROJECT	OPERATOR	LOCATION	STATUS	TERMS
Sheerness	Westmoreland Coal Company	Canada	Producing	5% GRR
Magmont	The Doe Run Resources Corporation	USA	Producing	1.25% NSR
Altintepe	Bahar Madencilik Sanayi ve Ticaret A.S.	Turkey	Producing	1.5% NSR
Ajax	KGHM Polska Miedz	Canada	Development	1.5% NSR
Keno Hill	Alexco Resources Corp.	Canada	Development	25% NPI
Ruddock Creek	Imperial Metals Corporation	Canada	Development	1% NSR
Los Verdes	Minera Alamos Sonora S.A. de C.V.	Mexico	Development	2% NSR
Box	Fortune Bay Corp.	Canada	Advanced Exploration	1.5% NSR
Homestake Ridge	Homestake Resource Corporation	Canada	Advanced Exploration	2% NSR
Railroad	Gold Standard Ventures Corporation	USA	Advanced Exploration	3% NSR
Whistler	Brazil Resources Inc.	USA	Advanced Exploration	2% NPI
Karaagac	Anadolu Export Maden Sanayi ve Ticaret A.S.	Turkey	Advanced Exploration	1.5% NSR
Tac/Corak	Cengiz Kaya	Turkey	Advanced Exploration	1.5%-2% NSR
Tavsan (Red Rabbit)	Ariana Resources plc	Turkey	Advanced Exploration	2% NSR
Abitibi/Sarah Lake	Commander Resources Ltd.	Canada	Exploration	1% NSR
Big Bulk	LCT Holdings Inc.	Canada	Exploration	1.5% NSR
Butterfly Lake	North Arrow Minerals Inc.	Canada	Exploration	0.71% GOR
Caramelia	Huakan International Mining Inc.	Canada	Exploration	2% NSR
CT	Kreft Resources Ltd.	Canada	Exploration	0.75% NSR

Lorrain	Canadian Silver Hunter Inc.	Canada	Exploration	2% NSR
Mainstreet	Beaufield Resources Inc.	Canada	Exploration	1.2% NSR
New Afton	New Gold Inc.	Canada	Exploration	2% NSR
Rossland	Rossland Resources Inc.	Canada	Exploration	1%-2% NSR
Snip 2	Colorado Resources Ltd.	Canada	Exploration	2% NSR
Summit Lake	Rainy Mountain Royalty Corp.	Canada	Exploration	1.9% NSR
Ten Mile Creek	Bernie Kreft	Canada	Exploration	1.5% NSR
Tsacha	Independence Gold Corp.	Canada	Exploration	2% NSR
Wrigley	Devonian Metals Inc.	Canada	Exploration	2% NSR
Aurora	Carlin Resources LLC	USA	Exploration	2% NSR
Big W	Barrick Gold U.S. Inc.	USA	Exploration	3% NSR
Cabin Creek	McEwen Mining Inc.	USA	Exploration	10% NPI
Cherry Creek	McEwen Mining Inc.	USA	Exploration	1.5% GOR
Lichen	Silver Phoenix Resources Inc.	USA	Exploration	2% NSR
Shotgun	TNR Gold Corp.	USA	Exploration	5% NPI
Van Stone	Equinox Resources (WASH) Inc.	USA	Exploration	1.5% NSR
Amapari	Mineracao Amapari S.A.	Brazil	Exploration	3% NPI
Rio Novo South	Rio Minas Mineracao S.A.	Brazil	Exploration	0.75% NSR
Gatita	Compania Minera Potosi S.A.	Peru	Exploration	1% NSR
Huajoto	Alturas Minerals Corp.	Peru	Exploration	0.5%-1% NSR
Mario	Fortuna Silver Mines Inc.	Peru	Exploration	2% NSR
Arcas	Altius Minerals Corporation	Chile	Exploration	1% NSR
Celeste	Coro Mining Corp.	Chile	Exploration	2% NSR
Pampa Lina	Sierra Gorda Sociedad Contractual Minera	Chile	Exploration	0.3% NSR
Kiskama	Talga Resources Ltd.	Sweden	Exploration	1% NSR
Masugnsbyn	Talga Resources Ltd.	Sweden	Exploration	1% NSR
Vittangi	Talga Resources Ltd.	Sweden	Exploration	1% NSR
Hasandagi	Newmont Mining Corporation	Turkey	Exploration	2% NSR
Muratdagi	Kenz Enerji ve Madencilik San. Ve Tic A.S.	Turkey	Exploration	2% NSR
Tombul	Elazig Baskil Madencilik A.S.	Turkey	Exploration	2% NSR

— Reserves and Resources

Hot Maden

The following table contains the most recent historic mineral resource estimate for Hot Maden. The historic mineral resource is included in Technical Report titled “Hot Maden Gold Copper Project, Artvin Province, Turkey” with an effective date of September 30, 2015.

		Grade			Contained Metal
Indicated Resources	Tonnes (t)	Au (g/t)	Cu (%)	AuEq (g/t)	Au (Oz)	Cu (t)	AuEq (Oz)
Main Zone - Ultra High Grade	1,031,000	29.2	4.0	35.4	967,000	41,000	1,174,000
Main Zone - High Grade	3,199,000	5.2	1.8	8.0	537,000	56,000	822,000
Main Zone - Low Grade	481,000	0.9	1.0	2.4	14,000	5,000	37,000
Total	4,710,000	10.0	2.2	13.4	1,518,000	102,000	2,033,000

		Grade			Contained Metal
Inferred Resources	Tonnes (t)	Au (g/t)	Cu (%)	AuEq (g/t)	Au (Oz)	Cu (t)	AuEq (Oz)
Main Zone - Ultra High Grade	326,000	36.2	3.3	41.4	379,000	11,000	434,000
Main Zone - High Grade	2,291,000	3.1	2.0	6.2	228,000	45,000	455,000
Main Zone - Low Grade	819,000	0.8	1.0	2.4	21,000	8,000	62,000
Peripheral Lodes	218,000	1.8	0.4	2.4	13,000	1,000	17,000
Total	3,654,000	5.5	1.8	8.2	640,000	65,000	968,000

1.	The historic Technical Report dated September 30, 2015 was compiled under the supervision of Mr. Stewart Coates who is a full-time employee of RungePincockMinarco and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Coates has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that he has undertaken to qualify as a Competent Person as defined under the JORC Code which is accepted as a Foreign Code by CIM and NI 43-101.There are no material differences between the definitions of Measured, Indicated and Inferred Mineral Resources under the CIM Definition Standards and the equivalent definitions in the JORC Code. The Resource would report the same quantities to the same classifications under both the CIM Definition Standards and the JORC Code.

2.	All Mineral Resources figures reported in the table above represent estimates based on drilling completed up to June 25, 2015. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Rounding may cause some computational discrepancies.

3.	Gold Equivalence (AuEq) calculated using a 100 day moving average of US$1,178/ounce for Au and US$2.70/pound for Cu as of July 29, 2015. No adjustment has been made for metallurgical recovery or net smelter return as these remain uncertain at this time. Based on grades and contained metal for Au and Cu, it is assumed that both commodities have reasonable potential to be economically extractable.

a.	The formula used for gold equivalent grade is: AuEq g/t = Au + [(Cu% x 22.0462 x 2.7)/(1178/31.1035)] and assumes 100% metallurgical recovery.

b.	Au equivalent ounces are calculated by multiplying Mineral Resource tonnage by Au equivalent grade and converting for ounces. The formula used for Au equivalent ounces is: AuEq Oz = [Tonnage x AuEq grade (g/t)]/31.1035.

4.	Mineral Resource grades are estimated in accordance with the JORC Code, using a 2.0 g/t AuEq low grade cut-off.

5.	Mineral Resources referred to above, have not been subject to detailed economic analysis and therefore, have not been demonstrated to have economic viability

6.	The content and procedures incorporated in the preparation of the historic Technical Report are appropriate for a project at this stage. Additional drilling is warranted to expand the resource and advance the resources from inferred and indicated to higher levels of confidence.

Hackett River

The following table contains the most recent historic mineral resource estimate for the Hackett River project, as described in the Technical Report dated July 31, 2013.

		Grade
Category	Million Tonnes	Zn (%)	Pb (%)	Cu (%)	Ag g/t	Au g/t
Indicated Resources	25	4.2	0.6	0.5	130	0.3
Inferred Resources	57	3.0	0.5	0.4	100	0.2

1.	The resource estimate is included in the historic Technical Report titled Hackett River NI 43-101 Technical Report, prepared for Sabina Gold and Silver Corp. by AMC Mining Consultants. The Q.P. for the report was S.G. Clemmer. The report references Xstrata R&R Report (as of December 31, 2012). The effective date of the historic Technical Report is July 31, 2013.

2.	Mineral resources are not mineral reserves and do not demonstrate economic potential viability.

3.	All work by Xstrata has been verified by AMC in the historic Technical Report dated July 31, 2013

4.	The mineral resource is not constrained by pit or underground designs. The cutoff grade is set at a $25/tonne NSR value, based on An equivalent zinc grade formula (ZnEq) was used to define the outline of the mineralized zones and the ZnEq field was calculated on individual assays in the assay database using the formula: Zn+2.88*Cu%+0.96*Pb%+0.03*Ag g/t+1.34*Au g/t.. Metal prices used in this calculation are USD Zinc $1.01/lb, Copper $2.89, Lead $0.92/lb, silver $23.00/oz and gold $1,300/oz.

5.	Preliminary metallurgical test work has identified elevated mercury and cadmium in zinc concentrates. Additional metallurgical studies are needed. The property requires improved metal prices, corporate development decision, including development of significant access infrastructure and power to facilitate mine development.

6.	The content and procedures incorporated in the preparation of the historic Technical Report are appropriate for a project at this stage. Additional drilling is warranted to expand the resource and advance the resources from inferred and indicated to higher levels of confidence.

Lobo-Marte

The following table contains the most recent historic mineral resource estimate that was prepared by Kinross Gold Corp. with an effective date of December 31, 2014. This resource estimate is not compliant with NI 43-101 requirements.

Category	Tonnes (kt)	Grade Au (g/t)	Contained Au (Oz)
Measured Resources	96,646	1.13	3,525,000
Indicated Resources	88,720	1.22	3,489,000
Measured & Indicated Resources	185,366	1.18	7,014,000
Inferred Resources	2,003	1.07	69,000

1.	The mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,200 per ounce, a silver price of $20.00 per ounce, a copper price of $3.00 per pound and a foreign exchange rate of Chilean Peso to $US – 575:1

2.	The mineral resource estimates are classified by Kinross Gold Corp. in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral resource estimates reflect Kinross’ reasonable expectation that all necessary permits and approvals will be obtained and maintained.

3.	The mineral resource estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a Qualified Person as defined by NI 43-101.

4.	Kinross’ normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.

5.	Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

6.	The project requires a corporate development decision to advance to development.

Copper Mountain

The following table contains the most recent historic mineral resource estimate for the Virginia and Alabama pits at the Copper Mountain property:

			Grade				Contained Metal
Category	Pit	Tonnage (kt)	Copper (%)	Gold (g/t)	Silver (g/t)	CuEq (%)	Copper (Mlb)	Gold (Oz)	Silver (Oz)
Measured & Indicated	Virginia	12,197	0.34%	0.15	1.23	0.35	91,339	58,819	482,317
Resources	Alabama	19,113	0.25%	0.10	1.47	0.25	105,312	61,477	903,276

Inferred	Virginia	11,888	0.27%	0.13	0.94	0.27	70,743	49,685	356,262
Resources	Alabama	12,372	0.23%	0.09	1.23	0.21	62,716	35,798	489,237

1.	Mineral resource estimates are included in the most recent historic “Technical Report titled Resources and Reserves of the Copper Mountain Mine, Princeton, British Columbia” with an effective date of March 30,2015. The QP for the report is Peter M. Holbek.

2.

These resources are reported based on a low grade cut-off Cu equivalent grade of 0.12%. Prices used for copper equivalent are US$3.30/lb copper, US$1,400/oz gold and US$23/oz silver with metallurgical recoveries of 84% for copper, 70% for gold and 55% for silver. Standard treatment and refining costs applied.

3.	The content and procedures incorporated in the preparation of the historic Technical Report are appropriate for a project at this stage. Additional drilling is warranted to expand the resource and advance the resources from inferred, measured and indicated to higher levels of confidence.

Ağı Dağı/Kirazli

The following table contains the most recent historic mineral resource estimate that was reported by Alamos Gold Corp. in the Company’s 2014 Mines and Projects-Reserves and Resources statement, dated December 31, 2014.

			Grade		Contained Metal
Indicated Resources		Tonnes (kt)	Gold (g/t)	Silver (g/t)	Gold (Oz)	Silver (Oz)
	Kirazli	32,734	0.72	8.74	757,877	9,201,790
Agi Dagi		90,052	0.59	4.09	1,694,736	11,849,336
	Total	122,786	0.62	5.33	2,452,613	21,051,126

			Grade		Contained Metal
Indicated Resources		Tonnes (kt)	Gold (g/t)	Silver (g/t)	Gold (Oz)	Silver (Oz)
Kirazli		5,689	0.59	8.96	107,635	1,638,365
Agi Dagi		16,760	0.46	2.85	245,214	1,533,608
	Total	22,449	0.49	4.40	352,849	3,171,973

1.	This resource estimate is not compliant with NI-43-101. This resource estimate post-dates the Company’s prior Technical Report titled “NI 43-101 Technical Report Kirazli & Agi Dagi Gold Project, Canakkale Province Biga Peninsula of Northwestern Turkey, Effective Date 30 June 2012”. The Qualified Person for that report was Dr. Dennis Ferrigno plus 6 others.

2.	The historic mineral resources listed above are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements. Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this website. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101.

3.	Measured and Indicated and Inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 40° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

4.	Measured and Indicated, and Inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off `determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

5.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

6.	The Ağı Dağı environmental permit was suspended but has been re-instated by the Turkish High Court.

7.	The content and procedures incorporated in the preparation of the historic Technical Report are appropriate for a project at this stage. Additional drilling is warranted to expand the resource and advance the resources from inferred, measured, and indicated to higher levels of confidence.

Öksüt

The following table contains the most recent historic mineral reserve and resource estimate for the Öksüt property as of June 30, 2015.

Category	Tonnes (kt)	Grade Au (g/t)	Contained Au (Oz)
Proven Resources	-	-	-
Probable Resources	26,137	1.4	1,162,000
Proven & Probable Resources	26,137	1.4	1,162,000
Measured Resources	2,100	0.7	46,000
Indicated Resources	4,698	0.7	111,000
Measured & Indicated Resources	6,798	0.7	157,000
Inferred Resources	2,380	0.8	64,000

1.	The mineral reserves and resources are reported in a historic Technical Report titled “Technical Report on the Oksut Gold Project, Turkey; NI 43-101”; effective date June 30, 2015. The report was prepared by nine Qualified Persons, with Gordon D. Reid as the lead.

2.	Mineral reserves have been estimated based on a gold price of US$1,250 per ounce.

3.	Mineral resources are in addition to Mineral Reserves. Mineral Resources do not have demonstrated economic viability.

4.	Mineral resources are constrained within an optimized pit shell based on a gold price of $1,450 per ounce.

5.	Mineral reserves are estimated based on a cut-off grade of 0.3 g/t Au.

6.	Mineral resources are estimated based on a cut-off grade of 0.2 g/t Au.

7.	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the Inferred mineral resources will ever be upgraded to a higher category.

8.	A conversion factor of 31.10348 grams per ounce of gold is used in the reserve and resource estimates.

9.	Numbers may not add up due to rounding.

10.	The content and procedures incorporated in the preparation of the historic Technical Report are appropriate for a project at this stage. Additional drilling is warranted to expand the resource and advance the resources from measured and indicated to higher levels of confidence.

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 132 streams and royalties, of which 19 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178